The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 6, 2021

VIA EDGAR TRANSMISSION

Rebecca Marquigny

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Marquigny:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Post-Effective Amendment (“PEA”) No. 282 to its Registration Statement on Form N-1A. PEA No. 282 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on September 27, 2021. The sole purpose of PEA No. 282 was to register the MFAM Global Opportunities ETF and the MFAM Mid-Cap Growth ETF (each, a “Fund” and together, the “Funds”) as new series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement. The Company notes that each Fund’s name is proposed to be redesignated as follows:

MFAM Global Opportunities ETF à Motley Fool Global Opportunities ETF

MFAM Mid-Cap Growth ETF à Motley Fool Mid-Cap Growth ETF

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 282. The Company confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Company. New language is underlined and deleted language is struck-through for your convenience.

PROSPECTUS

1.       Cover Page

Staff Comment: Please revise the legend consistent with Item 1(a)(4) of Form N-1A.

Response: The Company will replace the legend with the following:

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

2.       Summary Section – MFAM Global Opportunities ETF – Principal Investment Strategies

Staff Comment: In the second paragraph, please add the capitalization ranges associated with the “smaller and middle market capitalizations” in which the Fund would invest.

Response: The Company will make the requested change as follows:

The Global Opportunities Fund will invest, under normal circumstances, in at least three different countries, and will invest at least 40% of its assets outside of the United States, or, if the conditions are not favorable, will invest at least 30% of its assets outside the United States. The Global Opportunities Fund seeks to stay fully invested and does not attempt to time the market. Although the Global Opportunities Fund does not have market capitalization constraints for its investments, it is expected that investments in the securities of U.S. companies having smaller and middle market capitalizations, which Motley Fool Asset Management, LLC (the “Adviser”) considers to be companies with market capitalizations less than $10 billion, and the securities in foreign companies, including companies organized under the laws of emerging market countries, will be important components of the Global Opportunities Fund’s investment program. As a result, the Global Opportunities Fund has the freedom to go anywhere to make investments for its shareholders.

3.       Summary Section – MFAM Global Opportunities ETF – Principal Investment Strategies

Staff Comment: In the first sentence of the ninth paragraph, please tighten the band of investment positions in which the Fund would generally be invested, rather than stating it is “at least 30 investment positions.”

Response: The Company will make the requested change as follows:

The Global Opportunities Fund’s investment portfolio is focused, generally composed of ~~at least~~ between 30 and 50 investment positions, with the 10 largest positions representing not more than 60% of the Global Opportunities Fund’s net assets.

4.       Summary Section – Principal Investment Risks – MFAM Global Opportunities ETF – Currency Risk

Staff Comment: Please supplementally confirm why this risk factor is included for the MFAM Global Opportunities ETF, but is not included in the prospectus for the MFAM Global Opportunities Fund dated December 31, 2020.

Response: The Company supplementally confirms that the risk factor was added to the MFAM Global Opportunities Fund’s prospectus dated December 31, 2020 by a supplement filed on September 27, 2021.

5.       Summary Section – Principal Investment Risks – MFAM Global Opportunities ETF – Depositary Receipts Risk

Staff Comment: If the Fund will be investing in unsponsored depositary receipts, please add corresponding disclosure.

Response: The Company has revised the disclosure as follows:

•	Depositary Receipts Risk. The Global Opportunities Fund may purchase depositary receipts (American Depositary Receipts (“ADRs”), European Depositary receipts (“EDRs”), Global Depositary receipts (“GDRs”), and Non-Voting Depositary Receipts (“NVDRs”)) to facilitate its investments in foreign securities. By investing in ADRs rather than investing directly in the securities of foreign issuers, the Global Opportunities Fund can avoid currency risks during the settlement period for purchase and sales. However, ADRs do not eliminate all the risks inherent in investing in the securities of foreign issuers. Depositary receipts may be issued in a sponsored program, in which an issuer has made arrangements to have its securities traded in the form of depositary receipts, or in an unsponsored program, in which the issuer may not be directly involved. The holders of depositary receipts that are unsponsored generally bear various costs associated with the facilities, while a larger portion of the costs associated with sponsored depositary receipts are typically borne by the foreign issuers.

6.       Summary Section – Principal Investment Risks – MFAM Global Opportunities ETF – Foreign Investments Risk

Staff Comment: Please add disclosure that foreign securities in which the Fund invests may be traded in markets that close before the time that the Fund calculates its NAV. In addition, certain foreign securities in which the Fund invests may be listed on foreign exchanges that trade on weekends or other days when the Fund does not calculate its NAV. In these situations, the value of the Fund’s holdings may change on days when shareholders are not able to purchase or redeem the Fund’s shares.

Response: The Company will make the requested change as follows:

•	Foreign Investments Risk. The Global Opportunities Fund invests in the securities of foreign companies. Investing in securities of foreign companies involves risks generally not associated with investments in the securities of U.S. companies, including the risks associated with fluctuations in foreign currency exchange rates, unreliable and untimely information about issuers, and political and economic instability. Foreign securities in which the Global Opportunities Fund invests may be traded in markets that close before the time that the Global Opportunities Fund calculates its NAV. Furthermore, certain foreign securities in which the Global Opportunities Fund invests may be listed on foreign exchanges that trade on weekends or other days when the Global Opportunities Fund does not calculate its NAV. As a result, the value of the Global Opportunities Fund’s holdings may change on days when shareholders are not able to purchase or redeem the Global Opportunities Fund’s shares.

7.       Summary Section – Principal Investment Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

8.       Summary Section – Principal Investment Risks – New Risk Factor

Staff Comment: Please add a specific exchange-traded fund (“ETF”) risk factor, which can then cross-reference the existing ETF-related risk factors.

Response: The Company will add the specific ETF Risk factor and list the other ETF-related risk factors (as revised according to the Staff’s comments #9, 10 and 12) as sub-risks under the ETF Risk as follows with respect to the Global Opportunities Fund:

ETF Risk. The Global Opportunities Fund is an ETF, and, as a result of an ETF’s structure, it is exposed to the following risks:

o	Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Global Opportunities Fund has a limited number of financial institutions that are institutional investors and may act as authorized participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Global Opportunities Fund Shares may trade at a material discount to net asset value (“NAV”) and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions. These events, among others, may lead to the Global Opportunities Fund Shares trading at a premium or discount to NAV. Thus, you may pay more (or less) than the NAV when you buy Shares of the Global Opportunities Fund in the secondary market, and you may receive less (or more) than NAV when you sell those Shares in the secondary market.

o	Secondary Market Trading Risk. Although Shares are listed on a national securities exchange, the Exchange, and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In addition, trading in Shares on the Exchange may be halted. During periods of market stress, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility or periods of steep market declines.

o	Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Global Opportunities Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility or periods of steep market declines.

The Company will also make corresponding changes to the Mid-Cap Growth Fund’s “Principal Investment Risks” section and the “ADDITIONAL INFORMATION ABOUT THE FUNDS – Additional Principal Risk Information” section.

9.       Summary Section – Principal Investment Risks – Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk

Staff Comment: Please add disclosure that a diminished market for an ETF’s shares substantially increases the risk that an investor may pay considerably more or receive significantly less than the underlying value of the ETF shares bought or sold.

Response: The Company will make the requested change as reflected in the Company’s response to Comment #8, above.

10.       Summary Section – Principal Investment Risks – New Risk Factor

Staff Comment: Please consider whether a new risk factor discussing purchases and redemptions of creation units made in cash is applicable.

Response: The Company has determined that a cash transactions risk factor is not necessary at this time. Creation units will be purchased and redeemed in-kind, and the Funds do not anticipate that its authorized participants will transact creation units in cash. The Company confirms that if the posture of authorized participants changes and the Funds will be purchasing and redeeming creation units in kind, then the Company will supplement the Funds’ registration statement to update the disclosure accordingly.

11.        Summary Section – Principal Investment Risks – New Risk Factor

Staff Comment: Please add a new management risk factor.

Response: The Company will make the requested change to the Global Opportunities Fund’s “Principal Investment Risks” section as follows:

•	Active Management Risk. The Global Opportunities Fund is subject to management risk as an actively-managed investment portfolio. The Adviser’s investment approach may fail to produce the intended results.

The Company will make the corresponding change to the Mid-Cap Growth Fund’s “Principal Investment Risks” section and add the following as a new risk factor under the “ADDITIONAL INFORMATION ABOUT THE FUNDS – Additional Principal Risk Information” section:

•	Active Management Risk. The Adviser actively manages the Funds’ investments. Consequently, a Fund is subject to the risk that the investment techniques and risk analyses employed by the Adviser may not produce the desired results. This could cause a Fund to lose value or its investment results to lag relevant benchmarks or other funds with similar objectives. Additionally, legislative, regulatory or tax developments may affect the investment techniques available to the Adviser in connection with managing a Fund and may also adversely affect the ability of the Fund to achieve its investment goal.

12.        Summary Section – Principal Investment Risks – Secondary Market Trading Risk

Staff Comment: Please add disclosure that during periods of market stress, there may be times when the market price of shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount). This risk is heightened in times of market volatility or periods of steep market declines.

Response: The Company will make the requested change as reflected in the Company’s response to Comment #8, above.

13.        Summary Section – Performance Information

Staff Comment: In the third paragraph, please add the specific URL where updated performance is presented.

Response: The Company will make the requested change.

14.       Summary Section – MFAM Mid-Cap Growth ETF – Principal Investment Strategies

Staff Comment: In the second paragraph, please add the capitalization range for the Russell Midcap Growth Total Return Index.

Response: The Company will make the requested change as follows:

Under normal market conditions, the Mid-Cap Growth Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities issued by United States companies having mid-market capitalizations. For this purpose, Motley Fool Asset Management, LLC (the “Adviser”) currently defines mid-market capitalization companies as having similar market capitalizations to the companies in the Russell Midcap® Growth Total Return Index, which is used for the purpose of determining range and not for targeting portfolio management. As of October 31, 2021, the average dollar-weighted market cap of the Russell Midcap Growth Index was approximately $30.5 billion. The median market cap was approximately $13.6 billion and the largest stock included in the index had a market cap of approximately $65.2 billion. Under normal circumstances, the Mid-Cap Growth Fund seeks to stay fully invested and does not attempt to time the market.

15.       Additional Information about the Funds – Additional Investment Strategies

Staff Comment: Please add the word “Principal” in the section heading “Additional Investment Strategies.”

Response: The Company will revise the heading to “Additional Principal Investment Strategies.”

16.       Additional Information about the Fund – Additional Principal Risk Information

Staff Comment: Custody Risk is included in the Item 9 risk factor matrix for the Global Opportunities Fund, but is not listed in the corresponding Item 4 disclosure. Please either add the relevant Item 4 risk factor disclosure, or delete this risk factor from the Item 9 disclosure.

Response: The Company will delete the Custody Risk factor from the Item 9 disclosure.

17.       Additional Information about the Fund – Additional Principal Risk Information

Staff Comment: Small- and Mid-Capitalization Investing Risk is included in the Item 9 risk factor matrix for the Mid-Cap Growth Fund, but the corresponding Item 4 disclosure only refers to Mid-Capitalization Companies Risk. Please reconcile the disclosure.

Response: The Company will revise the risk matrix as follows to note that with respect to the Mid-Cap Growth Fund, only the Mid-Capitalization Investing Risk applies:

	Global Opportunities Fund	Mid-Cap Growth Fund
Small- and Mid-Capitalization Investing Risk	x	x (Mid-Capitalization Investing Risk only)

The Company supplementally notes that the current “Small and Mid-Capitalization Investing Risk” disclosure states that the Global Opportunities Fund may invest in securities of small-capitalization companies and that both Funds may invest in securities of mid-capitalization companies.

18.       Additional Information about the Fund – Additional Principal Risk Information – Sector Risk

Staff Comment: Please add parenthetical disclosure that the Communication Services Sector Risk only affects the Global Opportunities Fund.

Response: The Company will make the requested change as follows:

•	Communication Services Sector Risk. (only applies to the Global Opportunities Fund)

19.       Management of the Funds

Staff Comment: Please reference the “Company” as a defined term.

Response: The Company will make the requested change as follows:

The Board of The RBB Fund, Inc. (the “Company”), of which each Fund is a series, is responsible for supervising the operations and affairs of the Funds. The Adviser is responsible for the daily management and administration of each Fund’s operations.

20.       How to Buy and Sell Shares – Frequent Purchases and Redemptions of Shares

Staff Comment: In the fifth sentence, please consider adding that frequent purchases and redemptions for cash may also lead to the realization of capital losses.

Response: The Company will make the requested change as follows:

Frequent Purchases and Redemptions of Shares

The Funds impose no restrictions on the frequency of purchases and redemptions of Shares. In determining not to approve a written, established policy, the Board evaluated the risks of market timing activities by Fund shareholders. Purchases and redemptions by APs, who are the only parties that may purchase or redeem Shares directly with the Funds, are an essential part of the ETF process and help keep share trading prices in line with NAV. As such, the Funds accommodate frequent purchases and redemptions by APs. However, the Board has also determined that frequent purchases and redemptions for cash may increase tracking error and portfolio transaction costs and may lead to the realization of capital gains or losses. To minimize these potential consequences of frequent purchases and redemptions, the Funds employ fair value pricing and impose transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs incurred by the Funds in effecting trades. In addition, the Funds reserve the right to reject any purchase order at any time.

STATEMENT OF ADDITIONAL INFORMATION

21.       Purchase and Redemption of Creation Units – Purchase and Issuance of Creation Units – Procedures for Purchase of Creation Units

Staff Comment: In the second sentence of the fourth paragraph, please consider clarifying the language to indicate that a Fund will not accept orders for creation units on days in which the market or markets in which the Fund’s investment are primarily traded are closed. Alternatively, please indicate the circumstances in which the Fund would accept orders for creation units on days in which the market or markets in which the Fund’s investment are primarily traded are closed.

Response: The Company will revise the language as follows:

On days when the Exchange closes earlier than normal, a Fund may require orders to create Creation Units to be placed earlier in the day. In addition, if a market or markets on which a Fund’s investments are primarily traded is closed on any day, a Fund will ~~also generally~~ not accept orders on such day. Orders must be transmitted by an AP by telephone or other transmission method acceptable to the Distributor pursuant to procedures set forth in the Participant Agreement and in accordance with the AP Handbook. With respect to a Fund, the Distributor will notify the Custodian of such order. The Custodian will then provide such information to the appropriate local sub-custodian(s). Those placing orders through an AP should allow sufficient time to permit proper submission of the purchase order to the Distributor by the Cut-Off Time on the Business Day on which the order is placed. Economic or market disruptions or changes, or telephone or other communication failure may impede the ability to reach the Distributor or an AP.

22.       Purchase and Redemption of Creation Units – Purchase and Issuance of Creation Units – Acceptance of Orders of Creation Units

Staff Comment: The first paragraph discusses various circumstances in which a Fund may reject an order for issuance of creation units. Please delete or supplementally discuss the basis by which a Fund can reject an order for the issuance of creation units under sub-sections (d), (f), or (h), bearing in mind that a suspension of creation units impairs the arbitrage mechanism and could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the Fund’s approximate NAV, and therefore is inconsistent with Rule 6c-11 under the Investment Company Act of 1940, as amended.

Response: The Company will replace the first and second paragraphs of the aforementioned section with the following:

ACCEPTANCE OF ORDERS FOR CREATION UNITS. The Company reserves the right to reject an order for Creation Units transmitted to it by the Distributor in respect of a Fund for any legally permissible reason, including, but not limited to, the following circumstances: the order is not in proper form; acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or circumstances outside the control of the Company, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God; public service or utility problems; market conditions or activities causing trading halts; systems failures involving computer or other information systems; and similar extraordinary events. The Distributor shall notify a prospective creator of a Creation Unit and/or the AP acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Company, the Transfer Agent, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits, and they shall not incur any liability for the failure to give any such notification. The Company, the Transfer Agent, the Custodian and the Distributor will not be liable for the rejection of any purchase order for Creation Units.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Kelsey Mowrey, Motley Fool Asset Management, LLC

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP